26 March 2004

04 APR 12 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

04024258

BI-BI

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Clarification of Announcement Made on 23 March 2004

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 49 OF 25.03.2004
Announcement No. 73

WANT WANT HOLDINGS LTD

CLARIFICATION OF ANNOUNCEMENT MADE ON 23 MARCH 2004

Further to MASNET Announcement No. 54 OF 23 March 2004, the Board of Directors of Want Want Holdings Ltd wishes to clarify that the purchase consideration for the acquisition of the remaining 30% shares in Zhejiang Rice-Want Cereals Ltd is equivalent to the net asset value of Zhejiang Rice-Want Cereals Ltd represented by such shares at the time of the acquisition.

Submitted by Adams Lin Feng I, Group Vice President and Director on 25/03/2004 to the SGX